UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-14625
CUSIP NUMBER:  878237106

(Check one):	o Form 10-K	o Form 20-F	o Form 11-K	o x Form 10-Q	o Form 10-D
	o Form N-SAR	o Form N-CSR

	For Period Ended:	October 31, 2013
o Transition Report on Form 10-K
o Transition Report on Form 20-F
o Transition Report on Form 11-K
o Transition Report on Form 10-Q
o Transition Report on Form N-SAR
For the Transition Period Ended:

. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 PART I — REGISTRANT INFORMATION

Tech Data Corporation
Full Name of Registrant

N/A
Former Name if Applicable

5350 Tech Data Drive
Address of Principal Executive Office (Street and Number)

Clearwater, Florida 33760
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tech Data Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended October 31, 2013 within the prescribed time period because it requires additional time to complete the required financial statements and restatement described below. The Company cannot predict when it will complete the restatement, but expects that it will do so beyond the permitted 5-day extension of the prescribed due date of December 10, 2013.

On March 21, 2013, the Company disclosed in a Current Report on Form 8-K that the Audit Committee of its Board of Directors, on the recommendation of management, and after consultation with the Company's independent accountants, Ernst & Young LLP, concluded that the Company would be required to restate some or all of its previously issued quarterly and audited annual financial statements for the fiscal years 2011 and 2012 and some or all of the quarters of fiscal year 2013, including the financial statements in the Company’s fourth quarter and fiscal year 2013 earnings release dated March 4, 2013. The Company anticipates that the restatement will be made to correct improprieties primarily related to the Company's U.K. subsidiary.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jeffery P. Howells	(727)	539-7429
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			Yes x No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended January 31, 2013 or its Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2013 and July 31, 2013, as described above and on the Forms 12b-25 filed with the Securities and Exchange Commission on April 1, 2013, June 10, 2013 and September 9, 2013.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			x Yes No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company anticipates that there will be changes in its results of operations for some or all of the quarterly periods in the fiscal year ended January 31, 2013, it is unable to present a reasonable estimate of those changes pending completion of the restatement of its prior financial statements.
Forward Looking Statements

The report includes "forward-looking statements" within the meaning of the federal securities laws and regulations, including those regarding the Company's intent to restate its prior financial statements, the scope of the restatement and the expected timing of filing the restated financial reports. There can be no assurance that the Company's management, Audit Committee or independent registered public accounting firm will not reach conclusions that are different from management's preliminary identification of issues. These statements are subject to risks and uncertainties, including the risk that additional information relating to the scope of the improprieties may arise during our ongoing review in connection with the pending restatement, the risk that the process of preparing the financial statements or other subsequent events would require the Company to make additional adjustments, the time and effort required to complete the restatement and the ramifications of the Company's potential inability to timely file required reports. A number of important factors could cause actual events and results to differ materially from those contained in or implied by the forward-looking statements. Forward-looking statements reflect management's analysis as of the filing date of this Notice, and the Company does not undertake to revise these statements to reflect subsequent developments.

Tech Data Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 10, 2013	By	/s/ Jeffery P. Howells
Jeffery P. Howells Executive Vice President and Chief Financial Officer (principal financial officer)